UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

WMS INDUSTRIES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

969-901-107
(CUSIP Number)

Louis J. Nicastro
Neil D. Nicastro
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085
(847) 785-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1  NAME OF REPORTING PERSON

Neil D. Nicastro

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

a   ☐

b  ☒

3   SEC USE ONLY _____________________________________________________

4   SOURCE OF FUNDS *

Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
2(E)  ☐

6   CITIZENSHIP OR PLACE OF ORGANIZATION

Mr. Nicastro is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER:
71,532

8 SHARED VOTING POWER:
Mr. Nicastro does not share voting power over any shares of the Issuer.

9 SOLE DISPOSITIVE POWER:
71,532

10 SHARED DISPOSITIVE POWER:
Mr. Nicastro does not share dispositive power over any shares of the Issuer.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
71,532

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
____________.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 32,014,056 shares of common stock outstanding as of October 18, 2006 as reported in the Issuer’s proxy statement filed October 26, 2006:

Less than 1%

14 TYPE OF REPORTING PERSON

IN

ITEM 1: SECURITY AND ISSUER

This Amendment No. 10 amends the Statement on Schedule 13D (the “Statement”), as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share of the Issuer, WMS Industries Inc., a Delaware corporation, whose principal executive office is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085. On the items specifically included below are amended, and the remainder of the Statement, as previously amended, is unchanged.

ITEM 2: IDENTITY AND BACKGROUND

(a) Neil D. Nicastro

(b) 800 South Northpoint Blvd., Waukegan, Illinois 60085

(c) Mr. Nicastro is a member of the Board of Directors of WMS Industries Inc. whose principal place of business is located at 800 South Northpoint Blvd., Waukegan, Illinois 60085.

(d) During the last 5 years, Mr. Nicastro has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Nicastro has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Nicastro is a citizen of the United States of America.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)
4,424 of the shares were awarded on August 14, 2006 as restricted stock by the Issuer as compensation for serving as a member of the Board of Directors of the Issuer and such restrictions will lapse upon Mr. Nicastro’s departure from the Board of Directors, as long as such reporting person provides 6 months notice or otherwise agreed by the Board of Directors;

(b)	14 of the shares were issued to Mr. Nicastro in connection with the spin-off of one of WMS’ subsidiaries to WMS’ stockholders; and

(c)
63,775 of the shares are currently subject to stock options which may be exercised currently or within 60 days and such options were awarded to Mr. Nicastro by the Issuer as compensation for serving as a director.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

As previously reported, Mr. Nicastro was the proxy holder over certain shares by virtue of (1) a Voting Proxy Agreement (the “S. Redstone Voting Trust Agreement”), effective as of August 25, 1995, among the Issuer, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc. and (2) a Voting Proxy Agreement (the “P. Redstone Voting Trust Agreement”), effective as of November 8, 2002, among the Issuer, the Reporting Persons, and Phyllis Redstone. Effective November 20, 2006, Mr. Nicastro was replaced as proxy holder under the S. Redstone Voting Trust Agreement and effective October 18, 2006, Mr. Nicastro was replaced as proxy holder under the P. Redstone Voting Trust Agreement.

a. Mr. Nicastro is the beneficial owner of 71,532 shares or less than 1% of the common stock issued and outstanding of the Issuer.

b. Mr. Nicastro has sole voting power and sole dispositive power over 71,532 shares or less than 1% of common stock of the Issuer.

c. The Reporting Person has not effected any transactions with respect to the Shares during the past 60 days.

d. N/A

e. N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 5 above regarding the replacement of Mr. Nicastro as a proxy holder under the P. Redstone Voting Trust Agreement and the S. Redstone Voting Trust Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2006	/s/ Neil D. Nicastro
By: Neil D. Nicastro